Exhibit 99.1

For further information, please contact: Volker Braun, EVP Head of Global Investor Relations & ESG,

volker.braun@evotec.com, M. +49.(0)40 228 999 338, www.evotec.com interim STATEMENT 3M 2024

HIGHLIGHTS

▶	CHALLENGING Q1 WITH SOFTNESS MAINLY IN TRANSACTIONAL/DEVELOPMENT SHARED R&D BUSINESS AGAINST A STRONG COMPARABLE QUARTER

▶	STRONG START WITH JUST – EVOTEC BIOLOGICS IN Q1 2024

▶	POSITIVE MOMENTUM IN SHARED R&D DISCOVERY CLOSED SALES POINT TO RECOVERY OF REVENUES TOWARDS END OF THE YEAR

▶	RESET FOR PROFITABLE GROWTH INITIATED; NEW REPORTING SEGMENTS INTRODUCED - SHARED R&D AND JUST – EVOTEC BIOLOGICS

EVOTEC’S TRANSACTIONAL BUSINESS IMPACTED BY HEADWINDS; STRONG GROWTH IN JUST – EVOTEC BIOLOGICS

▶	Introduction of new reporting segments - Shared R&D and Just – Evotec Biologics to simplify and streamline reporting structure and better represent operating structure.

▶	Group revenues decreased by (2)% (excluding currency effects) to € 208.7 m (3M 2023: € 213.6 m)

▶	Total Shared R&D revenues decreased by (23)% to € 155.2 m (3M 2023: € 202.5 m, due to a challenging market environment for transactional business while integrated offerings performing well; Just – Evotec Biologics revenues increased by 383% to € 53.5 m (3M 2023: € 11.1 m)

▶	Adjusted Group EBITDA totalled € 7.8 m (3M 2023: € 34.3 m) driven by a small single digit decrease in revenues, increasing costs within Cost of revenues and SG&A as well as a lower contribution in other operating income

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interim STATEMENT 3M 2024

STRONG DEVELOPMENTS IN INTEGRATED R&D AND PRECISION MEDICINE PLATFORMS

▶	Orders in Discovery up +70%, leading indicator pointing to recovery in late 2024 (Discovery business roughly 70% of Shared R&D)

▶	New A.I.-powered strategic partnership with Owkin to accelerate therapeutics pipeline in oncology and I&I (Immunology & Inflammation)

▶	Progress made in strategic neuroscience partnership with Bristol Myers Squibb, Evotec receives a $ 25 m payment to progress further research

▶	New agreement with Colitis Foundation to advance drug discovery for novel IBD therapies

▶	Framework launched with Claris Ventures to accelerate programmes from Claris's portfolio companies into the clinic

▶	Expanded development and manufacturing agreement for Just – Evotec Biologics with ABL for broadly neutralising antibodies against HIV as disclosed examples from continued expansion of molecules developed by Just – Evotec Biologics

Events after Period-End

▶	New strategic partnership to discover and develop fibrosis treatments with Variant Bio

▶	Bayer and Evotec collaborate to advance precision cardiology

CORPORATE

▶	Evotec announces CEO transition to Dr Mario Polywka as interim CEO as of 3 January 2024

▶	Process to close Chemistry activities in Marcy (Lyon) completed

Events after Period-End

▶	New appointment of Aurélie Dalbiez as Chief People Officer (“CPO”), effective 15 June 2024

▶	Newly appointed Chief Executive Officer (“CEO”) Dr Christian Wojczewski taking over effective 01 July 2024

▶	Announcement of priority reset to profitable growth: Size and footprint adjustments to drive expected annualised EBITDA improvement greater than € 40 m with first savings expected in H2.

◦	Strategic exit of gene therapy sharpens focus on core modalities and optimises footprint through closure of site in Orth, Austria

◦	Global purchasing optimisation programme expected to yield first benefits in H2 2024

◦	Pre-boarding of CEO & CPO ongoing

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interim STATEMENT 3M 2024

BUSINESS OUTLOOK FOR FULL-YEAR 2024

▶	Group revenues expected to grow by a double-digit percentage (FY 2023: € 781.4 m). .

▶	Mid-single to low double digit percentage reduction of unpartnered research and development expenses expected (FY 2023: € 64.8 m).

▶	Adjusted Group EBITDA expected to grow by a mid-double-digit percentage (FY 2023: € 66.4 m).

▶	Refined guidance to be assessed together with new CEO; update planned for H1 results

FINANCIAL HIGHLIGHTS

The following table provides an overview of the financial performance in the first three months of 2024 compared to the same period in 2023. More detailed information can be found on page 8 of this interim statement.

Key figures of consolidated income statement & segment information
Evotec SE & subsidiaries – First three months of 2024

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interim STATEMENT 3M 2024

In T€	Evotec Group 3M 2024	Evotec Group 3M 2023
Revenues1)	208,726	213,556
Costs of revenues	(173,967)	(160,320)
Gross profit	34,760	53,236
Gross margin in %	16.6%	25%

R&D expenses2)	(16,242)	(18,486)
SG&A expenses	(45,937)	(42,584)
Other operating income	12,681	20,709
Other operating expense 4)	(3,469)	(361)
Impairments of intangible assets	—	—
Net operating income (loss)	(18,207)	12,515

Adjusted EBITDA3)	7,815	34,283

1) Group revenues would have amounted to € 209.3m at constant exchange rates

2) 3M 2023 includes € 0.8 m partnered R&D

3) Net income (loss) adjusted for interest, taxes, depreciation and amortization of intangibles, impairments on goodwill and other intangible and tangible assets, total non-operating results, change in contingent consideration (earn-out) and items that in magnitude, nature or occurrence would distort the presentation of the financial performance of the Group.

4) As of Q3 2023, the external, one-off related cyber expenses are excluded from Adjusted Group EBITDA and amount to €1.8 m in Q1 2024 (Q1 2023: 0). Internal costs of recovery are included in Adjusted Group EBITDA.

The following table details Evotec’s segment revenues and operating income (loss) for the three months ended 31 March 2024:

In T€	Shared R&D	Just Evotec Biologics	Intersegment Eliminations	Evotec Group 3M 2024
Revenues	155,185	53,810	(268)	208,726
Operating result	(25,903)	7,695	—	(18,207)

5

interim STATEMENT 3M 2024

REPORT ON THE FINANCIAL SITUATION AND RESULTS

1. Results of operations

During the three months ended 31 March 2024 Group revenues decreased by (2)% to € 208.7 m compared to the same period of the previous year (3M 2023: € 213.6 m). The decrease was driven by (23)% lower revenues in the Shared R&D segment, whereas Just - Evotec Biologics contributed € 53.5 m during the three months ended 31 March 2024 versus € 11.1 m in the comparable prior year period. Excluding the negative fx-effects, Group revenues decreased by (2)% to € 209.3 m. Base business decreased by (2)% from € 212.0 m  in 3M 2023 to €€ 208.6 m  in the three months ended 31 March 2024.

The Costs of revenue for the three months ended 31 March 2024 amounted to € 174.0 m (3M 2023: € 160.3 m) yielding a gross margin of 16.7% (3M 2023: 24.9%). The increase of Costs of revenues was driven by higher costs within Just-Evotec Biologics due to higher headcount numbers and therefore higher labour costs, as well as increased material and supplier costs to cover the higher demand, as well as under utilization within Shared R&D. The overall Costs of revenues within Shared R&D decreased by (1)% compared to the comparable prior year period.

R&D expenses were € 16.2 m, compared to € 18.5 m in the three months ended 31 March 2023 (-12%), driven by a slower start of some projects and continuous cost containment measures.

SG&A expenses for the three months ended 31 March 2024 amounted to € 45.9 m and were thus € 3.4 m or 8% higher compared to last year (3M 2023: € 42.6 m). Higher IT expenses as well as expanding Evotec’s number of people to strengthen the end-to-end global processes and systems were the main drivers.

For the three months ended 31 March 2024, other operating income amounted to € 12.7 m, compared to € 20.7 m for the comparable prior year period. The decrease was driven by the Sanofi contribution that ended in 2023. Key driver for the increase of other operating expenses from € 0.4 m in the first three months of 2023 to € 3.5 m in the first three months of 2024 were the one-off expenses related to the recovery after the cyber-attack. The company did not recognize any impairments on intangible assets in the three months ended 31 March 2024.

Adjusted Group EBITDA for the three months ended 31 March 2024 amounted to € 7.8 m (3M 2023: € 34.3 m) driven by a small single-digit decrease in revenues, higher costs and less contribution within other operating income.

The net income (loss) as of 31 March 2024 amounted to € (20.7) m (3M 2023: € (13.9) m), driven by the operating loss but partly offset by higher other non-operating income related to higher fx effect in prior year.

6

interim STATEMENT 3M 2024

2. New operating segments introduced as Shared R&D and Just-Evotec Biologics

As of Q1 2024, the new segment reporting was introduced and moved from the segments EVT Execute and EVT Innovate towards Shared R&D and Just - Evotec Biologics to simplify and streamline reporting structure and better represent operating structure.

In the Shared R&D segment revenues (incl. intersegment revenues) decreased by (23)% to € 155.2 m (3M 2023: € 202.5 m) mainly driven by a decrease in the Biology and Chemistry business areas.

Costs of revenue within Shared R&D were at € 135.4 m in the three months ended 31 March 2024 (3M 2023: € 137.0 m), corresponding to a gross margin of 12.8% (3M 2023: 32.3%). The decrease was mainly driven by a lower top-line performance but stable costs of revenues due to a high fixed costs base. R&D expenses came in at € 16.3 m (3M 2023: € 18.5 m). The decline was related to the slower startup of projects and continuous cost containment measures. SG&A expenses increased to € 38.2 m (3M 2023: € 35.7 m), mainly caused by an increase in IT expenses. For the three months ended 31 March 2024, other operating income amounted to € 12.2 m, compared to € 20.2 m for the comparable prior year period, driven by the conclusion of the Sanofi contribution in 2023. Other operating expenses were € 3.5 m (3M 2023: € 0.4 m) driven by one-off expenses related to the cyber-attack plus IT license & maintenance costs. The adjusted EBITDA of the Shared R&D segment was € (5.5) m (3M 2023: € 47.9 m), due to lower revenues on a comparable cost base, increasing SG&A costs and lower other operating income.

Revenues within Just-Evotec Biologics increased to € 53.5 m (3M 2023: € 11.1 m). This growth of 383% was strongly driven by higher revenues due to our collaboration with Sandoz and, in general, a higher order book in our Redmond, US plant. The new factory in Toulouse, France, is expected to be fully operational in Q1 2025. Costs of revenues of € 38.8 m were incurred in the first three months of 2024, compared to € 23.3 m within the three months ended 31 March 2023. In the same period, gross margin significantly increased to 27.9% from (110.4)% in the first three months of 2023. The increase in SG&A expenses (3M 2024: € 7.8 m vs. 3M 2023: € 6.9 m) was mainly caused by higher headcount and the continuous investment in IT-systems and process improvements. The adjusted EBITDA within Just-Evotec Biologics has improved to € 13.3 m (3M 2023: € (13.6) m) mainly driven by higher revenues and comparably lower cost increase.

3. Financing and financial position

Cash flow provided by (used in) operating activities in the first three months 2024 was € (48.2) m compared with € 0.6 m in the first three months of 2023. This year’s figure is negatively affected by an increased net loss and unfavourable changes in working capital.

Net cash used in investing activities for the three months ended 31 March 2024 amounted to € (30.9) m (3M 2023: € (4.7) m). Capital expenditure slightly decreased to € 36.2 m (3M 2023: € 43.1 m) and was mainly due to investments in the Just-Evotec Biologics production facilities. The proceeds from current investments (net) decreased significantly to € 12.0 m (3M 2023: € 39.6 m) and were mainly used to fund the above mentioned capital expenditures.

Net cash used in financing activities was € (5.9) m in the three months ended 31 March 2024 (3M 2023: € (3.5) m). Repayments of loans and lease obligations amounted to € (7.1) m, partially offset by proceeds from loans.

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interim STATEMENT 3M 2024

Cash and cash equivalents amounted to € 428.3 m as of 31 March 2024 (31 December 2023: € 510.9 m ). Total Liquidity decreased to € 509.9 m (31 December 2023: € 604.1 m).

4. Assets, liabilities, and stockholders’ equity

Assets

Between 31 December 2023 and 31 March 2024, total assets decreased by € (43.8) m to € 2,208.6 m (31 December 2023: € 2,252.5 m).

Investments amounted to € 81.6 m (31 December 2023: € 93.2 m). This decrease was mainly due to the sale of current investments.

Trade and other receivables increased in the three months ended 31 March 2024 by € 17.4 m to € 115.8 m (31 December 2023: € 98.4 m). The increase is due to an increase in revenue as of 31 March 2024 compared to 31 December 2023 as well as to an increase in invoicing near quarter end.

Contract assets amount to € 30.7 m (31 December 2023: € 25.0 m). This increase is mainly due to an increase in contract assets in Just Evotec Biologics Inc. of €4.3 m.

Current tax assets decreased from € 80.7 m as per 31 December 2023 to € 67.3 m as per 31 March 2024. The decrease resulted from a refund for R&D tax credits in France.

Other current financial assets including derivatives decreased to € 8.8 m (31 December 2023: € 12.8 m) which is mainly due to a decrease in the fair value of our derivatives.

Prepaid expenses and other current assets as of 31 March 2024 increased by € 10.3 m to € 61.7 m compared to 31 December 2023 (€ 51.3 m) primarily due to an increase in prepayments for annual license fees for software as well as an increase in VAT receivables.

Non-current investments and other non-current financial assets amounted to € 132.0 m (31 December 2023: € 139.0 m). This decrease resulted mainly from the revaluation of Evotec’s share in Exscientia plc.

Property, plant and equipment increased by € 20.3 m to € 826.9 m (31 December 2023: € 806.6 m) caused by capital expenditures for site expansions, especially in Just - Evotec Biologics EU SAS and Just - Evotec Biologics Inc., significantly exceeding depreciations.

Intangible assets and Goodwill increased by € 4.0 m compared with 31 December 2023, to € 295.1 m (31 December 2023: € 291.1 m), primarily due to new developed technologies in relation with the Sandoz collaboration as well as to a positive impact from foreign currency translation.

8

interim STATEMENT 3M 2024

Non-current tax assets increased to € 102.2 m (31 December 2023: € 94.4 m) mainly due to receivables relating to R&D tax credits in France and prepayments regarding Corporate Income Tax in Germany.

Liabilities

Current financial liabilities increased to €154.8 m (31 December 2023: €149.1 m) mainly due to reclassification of the short-term portion of non-current financial liabilities.

Trade and other payables decreased by € 35.2 m in the three months ended 31 March 2024 to € 99.1 m (31 December 2023: € 134.3 m), resulting from the payment of a high volume of invoices in the first quarter of 2024.

Current and non-current contract liabilities decreased by € (5.2) m to € 247.7 m (31 December 2023: € 252.9 m) due to the recognition of revenue in relation with a BMS collaboration.

Current and non-current provisions increased by € 5.1 m to € 66.3 m (31 December 2023: € 61.2 m) due to proportionate additions to the annual bonus accrual.

Stockholders’ equity

Total stockholders’ equity decreased by € 13.4 m to € 1,106.5 m (31 December 2023: € 1,119.9 m).

Evotec’s equity ratio as of 31 March 2024 remained stable with 50.1% (31 December 2023: 49.7%).

5. Human Resources

Employees

Headquartered in Hamburg, Germany, the Evotec Group employs 5,055 people globally as of 31 March 2024 (31 December 2023: 5,061 employees), which shows a flat development compared to the prior year’s end. Overall, the number of employees grew by 112 compared to the three months ended 31 March 2023 with 4,943, mainly driven by increased headcount within Just - Evotec Biologics.

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interim STATEMENT 3M 2024

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS1

Evotec SE and Subsidiaries

Consolidated interim income statement for the period from 1 January to 31 March 2024

in k€ except share and per share data	Three months ended 31 March 2024	Three months ended 31 March 2023
Revenue	208,726	213,556
Costs of revenue	(173,967)	(160,319)
Gross profit	34,760	53,236

Operating income (expenses)
— Research and development	(16,242)	(18,486)
— Selling, general and administrative expenses	(45,937)	(42,583)
— Other operating income	12,681	20,709
— Other operating expenses	(3,469)	(361)
— Impairments of intangible assets	—	—
Total operating income (expenses)	(52,967)	(40,721)
Operating income (loss)	(18,207)	12,515

Non-operating income (expense)
Gain (loss) on investment in financial instruments reevaluation	(8,162)	(2,498)
Share of profit (loss) and reevaluation of at-equity investments	(1,051)	(4,059)
Other Financial income	1,418	2,852
Other Financial expense	(2,673)	(2,498)
Other non-operating income (expense)	1,894	(12,527)
Total non-operating income (expense)	(8,574)	(18,730)

Net Income (loss) before taxes	(26,782)	(6,215)
Total taxes	6,109	(7,683)
Net income (loss)	(20,673)	(13,898)

Weighted average shares outstanding	177,301,250	176,935,821
Net result per share	(0.12)	(0.08)

1) Each financial statement line item is rounded individually. Totals and subtotals may therefore deviate slightly from the sum of the individual items.

10

interim STATEMENT 3M 2024

Evotec SE and Subsidiaries

Consolidated interim statement of financial position as of 31 March 2024

in k€ except share data	as of 31 March 2024	as of 31 December 2023
ASSETS
Current Assets:
— Cash and cash equivalents	428,311	510,909
— Investments	81,631	93,203
— Trade and other receivables	115,819	98,396
— Contract assets	30,712	25,000
— Inventories	31,838	30,890
— Current tax assets	67,343	80,659
— Other current financial assets including derivatives	8,842	12,759
— Prepaid expenses and other current assets	61,651	51,345
Total current assets	826,147	903,162
Non-current assets:
— Non-current investments and other non-current financial assets	132,022	139,023
— Investments in associates and Joint ventures	3,604	3,071
— Property, plant and equipment	826,896	806,563
— Intangible assets and Goodwill	295,118	291,089
— Deferred tax assets	21,824	14,330
— Non-current tax assets	102,187	94,393
— Other non-current assets	851	837
Total non-current assets	1,382,503	1,349,306
Total assets	2,208,650	2,252,468

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
— Current financial liabilities	154,822	149,096
— Trade and other payables	99,145	134,319
— Contract liabilities	97,128	97,587
— Deferred income	10,044	10,268
— Provisions	50,773	45,165
— Current income tax liabilities	5,850	5,565
— Other current liabilities	25,285	22,572
Total current liabilities	443,047	464,573
Non-current liabilities:
— Non-current financial liabilities	472,731	477,112
— Deferred tax liabilities	18,042	18,137
— Provisions	15,552	16,063
— Contract liabilities	150,524	155,287
— Other non-current liabilities	2,239	1,387
Total non-current liabilities	659,088	667,987
Stockholders’ equity:
— Share capital	177,551	177,186
— Additional paid-in capital	1,448,920	1,449,654
— Retained Earnings	(496,964)	(476,290)
— Accumulated other comprehensive income	(22,992)	(30,643)
Total stockholders' equity	1,106,515	1,119,908
Total liabilities and stockholders’ equity	2,208,650	2,252,468

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interim STATEMENT 3M 2024

Evotec SE and Subsidiaries

Condensed consolidated interim statement of cash flows for the three months ended 31 March 2024

in k€	Three months ended 31 March 2024	Three months ended 31 March 2023
Cash flows from operating activities:
— Net income (loss)	(20,673)	(13,898)
— Adjustments to reconcile net income to net cash provided by operating activities	32,619	48,843
— Change in assets and liabilities	(60,122)	(34,319)
Net cash provided by (used in) operating activities	(48,177)	626

Cash flow from investing activities:
— Interest Received	1,072	2,166
— Purchase of property, plant and equipment, net*	(36,172)	(43,107)
— Proceeds from sale of property, plant and equipment	467	—
— Acquisition and/or capitalisation of intangible assets and development	(3,002)	—
— Purchase of investments in associated companies and other long-term investments and convertibles	(5,267)	(3,272)
— Acquisition of short-term investments	(8,000)	(38,391)
— Proceeds from sale of current investments	19,994	77,949
Net cash used in investing activities	(30,907)	(4,654)

Cash flow from financing activities:
— Interest Paid	(88)	(408)
— Proceeds from loans	930	1,340
— Proceeds from option exercise	365	—
— Repayment of loans	(966)	(320)
— Repayment of lease obligation	(6,112)	(4,089)
Net cash used in financing activities	(5,871)	(3,476)

Net increase (decrease) in cash and cash equivalents	(84,955)	(7,504)
Exchange rate difference	2,358	5,273
Cash and cash equivalents at beginning of year	510,908	415,155
Cash and cash equivalents at end of the period	428,311	412,923

* Includes cash received from government grants of € 4,066k in Q1 2024 (Q1 2023: 0).

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interim STATEMENT 3M 2024

FORWARD-LOOKING STATEMENTS

This interim statement contains forward-looking statements concerning future events. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding Evotec’s expectations for revenues, Adjusted Group EBITDA and unpartnered R&D expenses. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Evotec at the time these statements were made. No assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Evotec. Factors that could cause actual results to differ are discussed under the heading "Risk Factors" in our Annual Report for the year ended December 31, 2022. Evotec expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Evotec’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

NON-IFRS METRICS

This interim report includes certain financial measures and metrics not based on IFRS, including Adjusted Group EBITDA. We define Adjusted EBITDA as net income (loss) adjusted for interest, taxes, depreciation and amortization of intangibles, impairments on goodwill and other intangible and tangible assets, total non-operating results and change in contingent consideration (earn-out).

Adjusted EBITDA should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. Adjusted EBITDA is a non-IFRS measure presented as a supplemental measure of our performance. Adjusted EBITDA should not be considered as an alternative to net income as a measure of financial performance. Adjusted EBITDA is presented because it is a key metric used by our Management Board to assess our financial performance. Management believes Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business. Our definition of this non-IFRS financial measure may not be comparable to similarly titled measures of other companies, thereby reducing the usefulness of our Adjusted EBITDA as a tool for comparison.

The following table shows the reconciliation of net income to Adjusted EBITDA

in k€	Evotec Group 3M 2024	Evotec Group 3M 2023
Net income	(20,673)	(13,898)
- Interest expense (net)	1,255	(354)
- Tax expense	(6,109)	7,683
- Impairment of tangible assets	22,655	19,668
- Amortization of intangible assets	1,531	2,100
EBITDA	(1,340)	15,199
- Measurement gains from investments	8,162	2,498
- Share of loss of associates accounted for using the equity method	1,051	4,059
- Foreign currency exchange (loss) gain, net	—	(1)
- Other non-operating income, net	(1,894)	12,527
- One-Off External Cyber-related Costs	1,836	—
Adjusted EBITDA	7,815	34,283

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